December 22, 2006

Ms. April Sifford, Branch Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549-7010

Re: The Exploration Company of Delaware, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 16, 2006 File No. 0-09120

Dear Ms. Sifford:

The purpose of this letter is to respond to your letter dated December 12, 2006 in which you communicated certain comments regarding the Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K") of The Exploration Company of Delaware, Inc. (the "Company"). To assist you in reviewing these responses, I will precede each response with a copy (in bold type) of the comment as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations 2005 Asset Sale, page 22

1.    We note your asset sale and pre-tax gain of $24.5 million. Tell us and disclose more specifically how you accounted for this transaction, including the calculation of your pre-tax gain. Please reference the applicable accounting literature used, and tell us your consideration of paragraphs 42 - 47 of SFAS No. 19.

Response:

The asset sale was accounted for as a sale of proved and unproved properties for cash. The assets sold included the sale of entire interests in proved properties and the sale of entire interests or partial interests in unproved properties. Proceeds from the sale of entire interests in proved properties were applied towards the unamortized cost of the properties and gain was recorded as appropriate. Proceeds from the sale of interests in unproved properties were treated as recovery of costs and gain was recognized when the sales proceeds exceeded the original cost of the properties.

In reviewing the requirements of paragraphs 42 - 47 of SFAS No. 19, we determined the following with regard to the sale:

     -     The transaction was not a borrowing or the sale of a production payment;
     -     There was no exchange of properties nor a pooling of assets;
     -     There was no obligation for future performance by either the seller or the buyer;
     -     There was no "free well" nor a resulting carried interest for either party; and
     -     There was no unitization of assets.

Based on the information above we believe that the transaction was recorded properly and the financial statements have been presented fairly.

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Sources and Uses of Cash for the Year Ended December 31, 2005, page 25

2.   We note your disclosure related to adjusted cash provided by operating activities, 2005 cash available, and 2005 cash utilized. Please revise your presentation to provide the disclosures required under Item I0 of Regulation S-K for non-GAAP measures.

Response:

As noted in the comment, we included non-GAAP financial measures, namely "adjusted cash provided by operating activities," "cash available," and "cash utilized" in our MD&A.

"Adjusted cash provided by operating activities" was adjusted to remove the impact of a one-time cash outlay in excess of $9.9 million for the termination of derivative contracts, and a $3.9 million increase in federal and state income taxes resulting from the asset sale. In response to this comment we have reviewed the cited materials and other materials relating to the use of non-GAAP financial measures. We believe that the exclusion of these items is appropriate because the payment for the termination of derivative contracts was a one-time cash outlay not expected to be repeated in the foreseeable future, and the Company does not expect to recognize increased income taxes related to the referenced asset sale beyond the 2006 fiscal year. The table at the top of page 25 of the 2005 Form 10-K reconciles "adjusted cash provided by operating activities" to the most closely relevant GAAP measure, "net cash provided by operating activities."

We believe that the presentation of non-GAAP financial measures in the form of "cash available" and "cash utilized" provides important supplemental information to management and investors regarding the sources of liquidity and uses of cash by the Company during the fiscal period. Our management uses these non-GAAP financial measures when evaluating the Company's liquidity and funds available for future development. The Company has chosen to provide this information to investors so they can analyze the Company's liquidity and financial condition in the same way that management does and use this information in their assessment of the valuation of the Company. We believe such supplemental information is in keeping with the Commission's guidance in Release No. 33-8350, providing that the analysis "should not be limited by the manner of presentation in the statement of cash flows (IV.B.1). The same guidance encourages data to be presented in tabular format when possible (III. A.).

On a prospective basis, we will provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented. Sample disclosure language is provided in Annex A hereto.

2005 Acquisitions, page 25

3.   Tell us and disclose more specifically how you accounted for the February 2005 acquisition. We note the acquisition was an exchange of interests. Tell us how you determined the valuation and if the value of the exchanged interests was equivalent.

Response:

The exchange of interests was accounted for as a conveyance of property that is a transfer of assets used in oil and gas producing activities (primarily unproved properties) in exchange for other assets (primarily unproved properties) also used in oil and gas producing activities. No gain or loss was recognized at the time of conveyance and the net book value of the conveyed assets prior to conveyance was allocated (based on per cent interest retained/conveyed) to the assets remaining after conveyance and the assets received in exchange.

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In ascertaining the value of the assets conveyed and the assets received, we reviewed: a) current estimated fair market value for the properties to be conveyed and received, b) comparable properties in the area and c) historical cost in the properties to be conveyed. In each instance, we gave consideration to value items such as number of acres, with or without seismic (both 2-D and 3-D seismic), remaining lease term, with or without production, depths covered by the lease(s), and proximity to existing production.

Based on the information above we believe that the consideration received was equivalent to the consideration tendered in the exchange and, thus, the transaction was recorded properly and the financial statements were fairly presented.

Note M - Oil and Gas Producing Activities and Properties, page F-21.

4.   We note your subtotal for future net cash flows. In your response letter to us dated July 25, 2005, you agreed to remove this subtotal in future filings. The response letter was issued in relation to our review of your Form 10-K for the fiscal year ended December 31, 2004, Please revise your presentation to remove this subtotal.

Response:

Your comment on our Form 10-K for the year ended December 31, 2004, specifically related to the subtotal called "Future net cash inflows before income tax," as it was "not contemplated by SFAS 69." We removed that subtotal from the 2005 Form 10-K. The remaining subtotal entitled "Future net cash flows" is specifically included in FAS 69's discussion of Standardized Measure - see paragraph 30(d).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pending your review of this response, we believe that an amendment to our 2005 Form 10-K is unnecessary. As discussed in our response to Comment 2, we will provide additional disclosure regarding any non-GAAP measures included in future filings.

Sincerely,

/s/ P. Mark Stark
P. Mark Stark
Vice President and Chief
Financial Officer

cc: Mr. Bob Carroll Ms. Shannon Buskirk

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